# Jack Cui

We build robotic workforce for the food & beverage industry. YC S19
Invest and join the revolution in my profile link
Champaign, Illinois, United States

## Experience

**Yummy Future Inc.**
CEO
August 2018 - Present (6 years 8 months)
Champaign

**Y Combinator**
Alumini
May 2019 - August 2019 (4 months)

**Google**
Hardware Intern
January 2018 - May 2018 (5 months)
Mountain view

**University of Illinois at Urbana-Champaign**
Research Assistant
November 2016 - January 2017 (3 months)
Urbana-Champaign, Illinois Area

**State Farm ®**
Research intern
May 2016 - December 2016 (8 months)
Urbana-Champaign, Illinois Area

## Education

**University of Illinois at Urbana-Champaign**
Master's degree, Electrical and Computer Engineering · (2017 - 2019)

**University of Illinois at Urbana-Champaign**
Bachelor's degree, Electrical and Electronics Engineering · (2013 - 2017)